

EXHIBIT G:
BUSINESS PLAN / PITCH DECK



ON-THE-GO HAIRCARE WHEREVER YOU GO

SLASH

HAIRCARE

CONFIDENTIAL

MISSION AND VISION

Our mission is simple: make haircare on-the-go easy. We want to accompany women throughout their day - from the gym to work, home to dinner, near to far.

We want to be in every woman's purse, making her excited for a 10-minute beauty break in her busy day.

We're TSA-approved but larger than your typical travel size.






THE PROBLEM

Women are busier than ever, trying to juggle it all - work, exercise, family life, friends, travel and time for herself.

Successful women want to have beautiful hair at every moment of the day, but with such a hectic lifestyle there is no time to spend 45 minutes on their daily haircare routine.

There is no easy to use and easy to carry haircare brand on the market.

MARKET & OPPORTUNITY

A growing consumer base: active women from 18 to 65

74.6M
of women work
+30% vs 1990[1]

74.5%
of women between
25 and 54 work[2]

19.2%
of women are
engaged in sports
per day[3]

26.5M
women are
practicing yoga
(+80% vs 2012)[4]

2.3B
Person's trips in
the US[5]

$13B
US haircare
market[6]

30%
Haircare sold in
Beauty specialty
stores[6]

29%
Haircare sold is
Premium and is
expected to grow[6]

4.5%
L5Y CGAR for
Styling
products[6]


TONIC MIST
WATERLESS
SLASH AIRLINES
BOARDING PASS
Name of Passenger: ELLE SUPERBUSY
From: New York to San Francisco
Date: 10/31/2019
Carrier: Slash Hairline
Flight number: SH2040
BOARDING TIME VERY SOON!

Sources: [1] U.S. Department of Labor, March 2017 ; [2] U.S. Department of Labor, 2016 data ; [3] U.S. Bureau of Labor Statistics, May 2017 ; [4] Yoga Alliance, 2016 data ; [5] U.S. Travel Association, March 2019 ; [6] Euromonitor International, May 2017


SHINE & GLAM
SLASH



MARKET & OPPORTUNITY

Recent new brands success stories reaching $50M to $100M in +/- 7 years

Valuation sales multiples from 3x to 5x[1]

Competition positioning is on specific hair types, on hair concerns or on celebrities **where SLASH Haircare focuses on a lifestyle**

Sources: WWD, December 2017 and Financial Times, Dec 2016

A new high performance brand, developed by experts in the hair industry, and manufactured by a renowned haircare lab in the US

Easy, 10-minute routine with instant result

Most of the products don't need to be rinsed out and have styling properties

Ideal 3.4 Oz (100 ml) size: TSA-approved, slender, comfortable to carry

For all hair types

Organic key active ingredients. Paraben and sulfate free, no animal testing

Price range (SRP): $18 to $23







SLASH HEROES

OUR PRODUCTS: WHY THE SLASH LINE

We are a team of experts in hair styling and product development, with over a combined 50 years in the beauty industry. We work with innovation US labs to create the perfect formulations, using new discoveries and the best ingredients. Slash is a clean line and every product contain key organic ingredients. Each product is tested extensively, for instance in the hair salon of our creative director, and has been validated by a panel of women.

Women are more and more busy on their daily basis, and they want to look fabulous throughout their day. We created a very innovative haircare line for them, with a limited number of essentials. Your favorites will follow you all day in your purse to clean, condition and style anywhere on-the-go.

ACTIVE DETOX Shampoo
The first innovative expanding foaming shampoo

- To clean... and more.
- Women don't have much time to lather, emulsify, detangle their hair and they feel that the existing shampoos on the market leave their hair dull and heavy.
- The Active Detox Shampoo refreshes your scalp, cleans your hair, and helps to detangle while adding shine and a styling effect... in 2 minutes, thanks to its innovative instantly foamy formula.
- Properties:
  - super light, fresh and instantly foamy shampoo
  - makes your hair stronger immediately and overtime
  - hydrates and repairs all while enhancing shine and texture
  - protects against free radicals and thermal assaults
  - prevents flyaways

WATERLESS Shampoo Mousse
A new generation of styling dry shampoo

- To clean with no water... and more.
- Tired of the white powdery residue, your hair looking matte and oily, and your style looking messy?
- The Waterless Shampoo will refresh your scalp and your hair and it will make you look beautiful in a matter of minutes. It is the first dry shampoo mousse that combines cleaning action, hydration, styling properties and heat protection benefits.
- Properties:
  - ideal for refreshing and holding your style
  - absorbs buildup and odor
  - moisturizes and repairs your hair
  - unlike other dry shampoos, our formula won't leave a white powdery residue
  - unlike dry shampoo foams, it won't leave the hair heavy and oily

TONIC MIST Detangle/Style Spray
The first leave-in that truly does it all

- To detangle & style... and more.
- Many women feel that their hair feels heavy, dry, tangled and doesn't keep its style.
- The Tonic Mist does it all, and for all hair types! Its very lightweight formula will make your hair shiny and polish, soft and bouncy. Providing heat protection, it will keep your hair hydrated while using a blowdryer or hot tool.
- Properties:
  - lightweight leave-in detangler conditioner
  - perfects your style with a soft hold
  - ideal spray for fighting frizz
  - locks in moisture and shine

BODY & TEXTURE Hairspray
An invisible body builder texturizing hairspray

- To style & add texture... and more.
- Stop using texturizing sprays that make your hair sticky, powdery, matte, looking dirty, feeling dehydrated... and does not last.
- The Slash team has addressed all those push-backs in developing the Body & Texture hairspray. It provides shine, hydration, hold and grip in a few minutes. To top it off, it provides heat protection so hot tools can be used safely to get a style that lasts all day long.
- Properties:
  - lightweight invisible texturizing hairspray
  - builds volume, body and texture
  - provides heat protection
  - provides sheen and does not leave any powdery residue behind

SHINE & GLAM Hairspray
An all in one multi-tasking hairspray

- To style & provide hold...and more.
- Women want to look beautiful, with healthy and shinny hair and most importantly, they want their hairstyle to keep its shape throughout their busy day.
- Your hair will be healthy, touchable and light, thanks to this medium hold hairspray.
- Properties:
  - multi-tasking hairspray
  - leaves your hair feeling touchable and brushable
  - provides sheen, moisture and hold
  - tames flyaways

SLASH HEROES





OUR CONSUMERS

We all know this woman!

Intuitive, successful, optimistic and ambitious

Age somewhere between millennial and baby boomer

Live anywhere from the East Coast to the West Coast, in urban, suburban or rural areas

She does it all, but is always rushing and juggling and thinking about the next thing

She wants a haircare line that is her equal: active, bright, trustable and bottom line focused

The Slash Heroes are our Consumers and our Products... and they are best friends! Together, they are confident and efficient... and they share their little secrets

DISTRIBUTION

ONLINE

e-commerce

amazon
Luxury Beauty

SPECIALTY STORES

SEPHORA
500 stores

ULTA BEAUTY
1,213 stores

bluemercury
makeup · skincare · spa
190 stores

SPACE NK
APOTHECARY LONDON
30 stores

SPORTS CLUBS

EQUINOX
135 clubs

SOULCYCLE
100 clubs

HAIR SALONS

Focus on the retail area

170,000 salons in the US

POTENTIALLY:

TRAVEL RETAIL

DRUGSTORES

DR/ Walgreens

LOOK boutique
100 stores

MASSTIGE

TARGET

HOTELS

COMPETITION	Slash	Ouai	drybar	Living Proof	IGK	Oribe	Bumble & bumble
On-the-go designed brand	✓						
Curated multi-tasking line (with a limited number of essentials)	✓						
Most products do not need to be rinsed out	✓						
Unique size products & TSA approved	✓						
Organic key active ingredients	✓						
Paraben and Sulfate free	✓	✓					
No animal testing	✓	✓	✓		✓	✓	
Digital influencers in Sports, Travel, Business in addition to Beauty	✓						
Brand positioning	On-the-go	Celebrity	Blow-dry	Science	Millennials	Luxury	Fashion
Retail Price Dry Shampoo[1]	$23	$28	$23	$24	$27	$46	$29
Price per oz Dry Shampoo[2]	$8.2	$7.4	$7.5	$7.0	$6.5	$14.0	$9.7

[1] Different size of bottles ; [2] average retail and travel size

VALIDITY & TRACTION

82% of US women would love/like to see an on-the-go haircare brand[1] (vs 43% only for a new celebrity hair stylist brand)

74% would definitely or probably buy it[1]

58% think that "Slash" is very different compared to the other brand names[1]

66% of the women who tested the products said they are amazing[2]

3.5% conversion rate in DTC (above the industry average), over 15% returning customers, below 1% returns

In the salon of our Artistic Director, Slash ranks #1 with a $25k yearly trend

Sources: [1] Pollfish survey with 500 women for Slash Haircare, March 2018
[2] Test of the products with a panel of 100 US women, Summer 2018

478 likes



gofrenchyourself Love my little beauty routines with the products #slashhaircaregiftedme .... -

-

Have become a bit obsessed with this hair care line designed exclusively for on-the-go! It's actually always in my car — but today I brought my gym bag up just to use the @slashhaircare Shine & Glam Hairspray for date night! It provides my hair with sheen, moisture, and hold plus it tames flyaways, all while leaving my locks feeling touchable and brushable. -

"I am using the entire Slash system for the first time and it's just fabulous!"

Deborah C.

"I love Slash! Always in my bag, ready to use. Love how it smells... love my hair."

Jennifer W.



110 likes

glow_by_kay This waterless shampoo is so unique! It isn't like any normal dry shampoo — it comes out like a foamy soap almost, but as you massage it into your hair it completely absorbs all dirt, oil, etc out of your hair leaving it looking like you actually washed your hair. Super impressed with this formula, and it really don't have too much of a smell to me either, if anything, it smells fresh!

It states on the bottle that it is color safe, keratin safe, sulfate free, paraben free, cruelty free, and TSA friendly!

MARKETING & SALES STRATEGY


5:04
Photo
slashhaircare
139 likes
slashhaircare Our mission is simple: make haircare getting ready on-the-go easier. We want to accompany women on their day - from the gym to office, home to dinner, near to far.
View 1 comment
1 HOUR AGO

Leveraging of the on-the-go lifestyle positioning on all social media platforms:

- Instagram/ YouTube influencers through a dedicated team and technology platforms[1]
- Business, Sport and Traveler Influencers in addition to Beauty Influencers
- Consumer generated content and bloggers with targeted content
- High touch engagement and interaction with consumers

Targeted advertisement

- Instagram/ FB, Google ads and Amazon sponsored advertisement (optimization CPC and conversation rate thanks to key words and audience iterations)

Sales:

- e-commerce auto-replenishment plan and sales through Instagram/ FB
- Gifts with purchase (TSA travel pouch, hair forks, scrunchies...)
- Popups at businesswomen conventions, seminars and sporting events

YouTube/ tutorial how to videos (by our consumers and by Adrien, Artistic Director)

Emblematic brand ambassador with a profile of successful businesswoman

[1] such as Octoly and Upfluence

THE ARTIST

THE BUSINESSMAN

THE MARKETER

THE TEAM



ADRIEN FLAMMIER
CO-FOUNDER & CREATIVE DIRECTOR

Celebrity Hairstylist and Mentor
Lead Stylist NY and Miami Fashion Week
Creative and Artistic Director background
Product developer in the US and France

Based in SF

FRANCOIS VIARGUES
CO-FOUNDER & CEO

Former GM of Rene Furterer USA
Business and Strategy background
Finance and Operations experience
EMBA Columbia Business School

Based in NY

KERRY DACAS JOHNSON
MARKETING DIRECTOR

Proficient Marketing and Sales background
US Beauty Industry expert
Former Estee Lauder (Bumble and bumble.)
Skilled in launching new brands

Based in NY

FINANCIALS

K$	2018/19	2020	2021	vs LY	2022	vs LY	2023	vs LY
Retail Sales	12	1,460	5,304	*263%*	15,197	*187%*	39,151	*158%*

sales paid by the consumer at retail price (SRP) - includes the retailers margin

P&L	2018/19	2020	% of sales	2021	% of sales	2022	% of sales	2023	% of sales
Net Sales	8	1,094	*100%*	3,529	*100%*	9,082	*100%*	21,900	*100%*
Sales % vs LY				*223%*		*157%*		*141%*	
COG	2	250	*23%*	793	*22%*	2,298	*25%*	5,956	*27%*
Gross Margin	6	844	*77%*	2,735	*78%*	6,784	*75%*	15,944	*73%*
Distribution costs	5	158	*14.4%*	398	*11.3%*	855	*9.4%*	1,760	*8.0%*
Gross Profit	1	686	*63%*	2,337	*66%*	5,929	*65%*	14,185	*65%*
SG&A	165	1,227	*112%*	3,655	*104%*	5,852	*64%*	12,319	*56%*
EBITDA	-164	-541	*-50%*	-1,318	*-37%*	77	*1%*	1,866	*9%*
Cash Flow	-259	-868		-1,917		-1,476		1,724	
Cumulated Cash Flow	-259	-1,127		-3,044		-4,520		-2,797	

BREAK EVEN IN 2022

USE OF FUNDS

Use of Fundopolis Proceeds (K$)	Minimum Target	Maximum target
Fundopolis Portal Fees	1	4
Offering Expenses	1	2
Amazon launch and ads	5	10
Influencer program (Instagram and Youtube)	3	6
Instagram, Facebook and Google ads	15	50
Social media content (photo/video shoot)	0	8
Retail stores launch support (sales & education)	0	20
Total	25	100

FRANCOIS VIARGUES
francois@slashhair.com
+1 201-780-5724

ADRIEN FLAMMIER
adrien@slashhair.com
+1 415-866-3178

APPENDIX

SLASH
HAIRCARE

PIPELINE

NEW PRODUCTS UNDER DEVELOPMENT

Listening everyday to the feed-back from our customers, the Slash team is developing 2 new products to complete the line.

We are also considering developing back-bar sizes (jumbo sizes) to be used in the bathrooms of the sport clubs who are retailing our line.

DETOX Conditioner

- To condition... and more.
- Instant results is the key word... and you can't find it on the market.
- Our new generation of conditioner will combine hydration and detangling properties into a lightweight mousse. The hair will look and feel as soft as ever, with movement and shine.

TONIC MIST Cream

- For curly and straight hair ... and more.
- Stop cocktailing products to try to achieve the look.
- The Slash team creates for you this 1 product for 2 usages:
  - for enhancing your curls: it will hold and re-bounce your curls and fight frizz, while adding a lot of hydration.
  - for straightening your hair: it will keep your hair straight with movement and shine while fighting frizz.

Heat protection is a key property to keep your hair healthy while using a diffuser or flat-ironing your hair.

DISCLAIMER

This Confidential Memorandum (this "Memorandum") has been prepared solely for the purpose of assisting interested parties in deciding whether to proceed with their own independent in-depth investigation and analysis of Slash Beauty Inc ("Slash" or the "Company") and does not purport to contain all of the information that may be required to evaluate the Company. In all cases, interested parties must conduct their own independent in-depth investigation and analysis of the Company and the information set forth in this Memorandum, as well as any other information communicated or made available to the parties.

Nothing contained within this Memorandum is, or should be relied upon as, a promise or representation as to the future. The business analysis and financial projections contained herein are based on information available at the time this Memorandum was prepared, and there is no representation, warranty or other assurance that any of the projections will be realized.

By accepting this Memorandum, the recipient, and its directors, officers, employees, representatives, advisors and consultants (the "Representatives"), acknowledge and agree that all of the information contained herein is subject to a confidentiality agreement previously executed by the recipient. Without limiting the generality of the foregoing: (1) the recipient will not reproduce this Memorandum, in whole or in part; (2) if the recipient does not wish to pursue this matter, the recipient will destroy this Memorandum as soon as practicable, together with any other material relating to the Company that the recipient may have received from the Company; and (3) any proposed actions by the recipient that are inconsistent in any manner with the foregoing agreements will require the prior written consent of Slash.

This Memorandum and other information related to the Company and provided to the recipient shall remain the property of the Company and may not be copied, or distributed to others without the prior written consent of the Company.

Slash reserves the right to negotiate with one or more interested parties at any time and to enter into a definitive agreement without prior notice to the recipient or other interested parties. Neither this Memorandum nor its delivery to any interested party shall constitute an offer to sell or the solicitation of an offer to buy any assets or equity interest of the Company, nor shall this Memorandum be construed to indicate that there has been no change in the affairs of the Company since the date hereof. The information and opinions contained in this Memorandum are provided as at the date of this document. Slash also reserves the right to terminate, at any time, the solicitation of indications of interest for the Company or the further participation in the investigation and proposal process by any party.